BLOCKHOLD CAPITAL CORPORATION

6968 Professional Parkway

Sarasota, FL 34240

February 10, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Re:BlockHold Capital Corporation

Form 1-A: Request for Qualification

File No. 024-12550

Dear Sir/Madam:

BlockHold Capital Corporation (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Wednesday, February 12, 2025, or as soon as practicable thereafter. For your information, the state of Colorado is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Bryan Luce

Bryan Luce

Principal Executive Officer